Exhibit 99.6

Algonquin Power & Utilities Corp. Declares Fourth Quarter 2013 Dividends

OAKVILLE, ON, Nov. 14, 2013 /CNW/-Algonquin Power & Utilities Corp. (“APUC”) (TSX:AQN, AQN.PR.A) announced today that the Board of Directors of APUC (the “Board”) has declared a dividend of $0.085 on its common shares, payable on January 15, 2014 to the shareholders of record on December 31, 2013 for the period from October 1, 2013 to December 31, 2013.

The common share dividend will be paid in cash or, if a shareholder has enrolled in the shareholder dividend reinvestment plan (“the Plan”), dividends will be reinvested in additional shares (“Plan Shares”) of APUC as per the Plan. Plan Shares will be acquired by way of a Treasury Purchase at the average market price as defined in the Plan for the fourth quarter of 2013.

Additionally, the Board has declared a dividend of $0.28125 per Preferred Share, Series A, payable in cash on December 31, 2013 to Preferred Share, Series A holders of record on December 13, 2013, for the period from September 30, 2013 to, but excluding, December 31, 2013.

For Canadian resident shareholders, dividends declared on both common shares and Preferred Shares, Series A are considered as “eligible dividends” for purposes of the dividend tax credit rules contained in the Income Tax Act (Canada).

About Algonquin Power & Utilities Corp.

Algonquin Power & Utilities Corp. owns and operates a diversified $3.2 billion portfolio of regulated and non-regulated utilities in North America. The company’s regulated utility business is committed to provide water, electricity and natural gas utility services to over 470,000 customers through a nationwide portfolio of regulated generation, transmission and distribution utility systems. The company’s non-regulated electric generation subsidiary owns or has interests in renewable energy and thermal energy facilities representing more than 1,100 MW of installed capacity. Algonquin Power & Utilities Corp. delivers continuing growth through an expanding pipeline of renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. Common shares and preferred shares are traded on the Toronto Stock Exchange under the symbols AQN and AQN.PRA respectively. Visit Algonquin Power and Utilities at www.AlgonquinPowerandUtilities.com and follow us on Twitter @AQN_Utilities.

SOURCE: Algonquin Power & Utilities Corp.

%SEDAR: 00014832E

For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

Website: www.AlgonquinPowerandUtilities.com

Twitter @AQN_Utilities

CO: Algonquin Power & Utilities Corp.

CNW 20:00e 14-NOV-13